

March 4, 2011

Lawrence D. Rubenstein, Esq.
General Counsel
Wells Fargo Asset Securities Corporation
c/o Wells Fargo Bank, N.A.
530 Fifth Avenue, 15th Floor
New York, NY 10036

> **Re:** **Wells Fargo Asset Securities Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 18, 2011**
> **File No. 333-170946**

Dear Mr. Rubenstein:

We have received your response to our comment letter dated December 20, 2010 and have the following additional comments.

General

1. We note your response to our prior comment one and reissue in part. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3.

Prospectus Supplement

Summary Information, page S-8

Mortgage Pool, page S-10

2. We note your response to our prior comment six. Please revise the disclosure in the last sentence of the last paragraph of this section to list out each of the tables included in Appendix A.

Description of the Mortgage Loans, page S-45

3. We note your response to our prior comment eight. Please revise the bracketed language in the third full paragraph on page S-48 to include similar disclosure regarding the percentage of exception loans included in the mortgage pool and the nature of the

exceptions as is provided for with respect to the modified loans in the fourth full paragraph on page S-45. Additionally, please revise Appendix A of the prospectus supplement to include an exception loan table similar to the modified loan table added on page A-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Jordan M. Schwartz, Esq.
        Cadwalader, Wickersham & Taft LLP
        Fax: (212) 504-6666